RESOLUTION OF THE MEMBERS
of
CHS Inc.

RESOLVED, That Article V of the Articles of Incorporation of CHS Inc. be and hereby is amended to read as follows, deletions shown by bold italics and additions by underscore:

Net Income and Loss. The net income of this cooperative in excess of dividends on equity capital and additions to reserves shall be distributed to members and nonmember patrons annually or more often on the basis of patronage and the records of this cooperative may show the interest of members and equity holders in the reserves. Net income may be accounted for and distributed on the basis of allocation units that may be functional, divisional, departmental, geographic, or otherwise. Net income may be distributed in cash, allocated patronage equities (including without limitation Patrons’ Equities), revolving fund certificates, securities of this cooperative, other securities, or any combination thereof. Any such allocated equity shall be redeemable only at the option of the Board of Directors. The net loss of an allocation unit or allocation units may be offset against the net income of other allocation units to the extent permitted by Minnesota Statutes Section 308A.705, Subdivision 1. The net income or net loss of this cooperative or any allocation unit may be determined by including the cooperative’s proportionate share of the net income or loss of other entities in which the cooperative owns an equity interest. The foregoing provisions of this Article V shall be implemented as more particularly provided in the Bylaws of this cooperative.

RESOLVED FURTHER, That Article VII, Sections 1 and 4, of the Bylaws of CHS Inc. be and hereby are amended to read as follows, deletions shown by bold italics and additions by underscore:

Section 1 — Cooperative Operation. This cooperative shall be operated upon the cooperative basis in carrying out its business within the scope of the powers and purposes defined in the Articles of Incorporation. Accordingly, the net income of this cooperative in excess of amounts credited by the Board of Directors to Capital Reserves and amounts of dividends, if any, paid with respect to equity capital shall be accounted for and distributed annually on the basis of allocation units as provided in this Article VII. In determining the net income or net loss of this cooperative or its allocation units, the amount of dividends, if any, paid with respect to equity capital or capital stock shall not be deducted or considered. In determining the net income or net loss of this cooperative or its allocation units, there shall be taken into account this cooperative’s share of the net income or net loss of any unincorporated entity in which it owns an equity interest, patronage dividends distributed by other cooperatives of which it is a patron and, to the extent determined by the Board of Directors, its share of the undistributed net income or net loss of any corporation in which it owns an equity interest.

Each transaction between this cooperative and each member shall be subject to and shall include as a part of its terms each provision of the Articles of Incorporation and Bylaws of this cooperative, whether or not the same be expressly referred to in said transaction. Each member for whom this cooperative markets or procures goods or services shall be entitled to the net income arising out of said transaction as provided in this Article VII unless such member and this cooperative have expressly agreed to conduct said business on a nonpatronage basis. No nonmember for whom this cooperative markets or procures goods or services shall be entitled to the net income arising out of said transactions as provided in this Article VII unless this cooperative agrees to conduct said business on a patronage basis.

Section 4 — Determination of the Patronage Income or Loss of an Allocation Unit. The net income or net loss of an allocation unit from patronage business for each fiscal year shall be the sum of (1) the gross revenues directly attributable to goods or services marketed or procured for patrons of such allocation unit, plus (2) an equitably apportioned share of other items of income or gain attributable to this cooperative’s patronage business, less (3) all expenses and costs of goods or services directly attributable to goods or services marketed or procured for patrons of such allocation unit, less (4) an equitably apportioned share of all other expenses or losses attributable to this cooperative’s patronage business, dividends on equity capital and distributable net income from patronage business that is credited to the Capital Reserve pursuant to Section 8(c) of this Article VII. The foregoing amounts shall be determined using the accounting methods and principles used by the cooperative in preparation of its annual audited financial statements; provided, however, that the Board of Directors may prospectively adopt a reasonable alternative method. Expenses and cost of goods or services shall include without limitation such amounts of depreciation, cost depletion and amortization as may be appropriate, any unit retentions provided in Section 10 of this Article VII, amounts incurred for the promotion and encouragement of cooperative organization, and taxes other than federal income taxes. Such net income or net loss shall be subject to adjustment as provided in Sections 6 and 9(b) of this Article VII relating to losses.

RESOLVED FURTHER, That Management of this Association be and hereby is authorized to take all action and execute and deliver all documents, instruments, certificates and writings necessary or appropriate to carry out the foregoing resolutions.

Adopted: 05/03/05 (Special Meeting by Mail Ballot)